EXHIBIT 99.4

SECOND AMENDING AGREEMENT TO

FIFTH AMENDED AND RESTATED CREDIT AGREEMENT

between

COMPTON PETROLEUM CORPORATION

(as Borrower)

and

Certain Canadian Chartered Banks

(as Lenders)

and

BANK OF MONTREAL,

(as Lead Arranger and Administrative Agent for the Lenders)

and

THE BANK OF NOVA SCOTIA

(as Syndication Agent for the Lenders)

and

THE TORONTO-DOMINION BANK

(as Documentation Agent for the Lenders)

Dated as of July 2, 2009

THIS SECOND AMENDING AGREEMENT TO FIFTH AMENDED AND RESTATED CREDIT AGREEMENT is dated and effective as of the 2nd day of July, 2009.

AMONG:

COMPTON PETROLEUM CORPORATION (the "Borrower")

AND:

BANK OF MONTREAL, THE BANK OF NOVA SCOTIA, THE TORONTO-DOMINION BANK and SOCIÉTÉ GÉNÉRALE (CANADA BRANCH) (collectively, the "Lenders")

AND:

BANK OF MONTREAL in its capacity as administrative agent for the Lenders (the "Agent")

WHEREAS:

1.                     The Lenders, the Borrower and the Agent are parties to a Fifth Amended and Restated Credit Agreement dated as of August 15, 2007, as amended by a first amending agreement dated as of July 2, 2008 and a letter amending agreement dated August 26, 2008 (the "Credit Agreement"); and

2.                     The parties wish to confirm the extension of the Term Date, the decrease to the Net Borrowing Base and effect other amendments to the Credit Agreement.

NOW THEREFORE, in consideration of the premises, the covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties agree as follows:

Amendments to the Credit Agreement

1.	Face Page

The face page of the Credit Agreement is amended by deleting the reference to "Cdn. $470,000,000" and substituting "Cdn. $353,000,000".

2.	Definitions

Capitalized terms used herein without definition, including the recitals hereto, shall have the meanings ascribed thereto in the Credit Agreement, unless otherwise defined herein.

3.	Amendments to Definitions
3.1	Section 1.1 of the Credit Agreement is amended by:

(a)	inserting the following definition of "Confirmation" immediately after the definition of "Compliance Certificate":

"Confirmation" has the meaning ascribed thereto in the applicable ISDA Master Agreement between the Borrower or a Borrowing Base Subsidiary and a Swap Lender;

(b)	inserting the following definition of "First Ranking Indebtedness" immediately after the definition of "Finco Shares":

"First Ranking Indebtedness" has the meaning ascribed to that term in Section 3.18(b);

(c)	amending the definition of "Margin" by deleting the same in its entirety and substituting following:

"Margin"means, at any time, a margin, expressed as a rate per three hundred and sixty-five (365) day period for Prime Loans, US Base Rate Loans and Bankers' Acceptances or in the case of Libor Loans, per three hundred and sixty (360) day period, payable to the Lenders with respect to Accommodations under the Production Facility or Working Capital Facility as set forth in the table below:

Type of Accommodation	Consolidated Debt to Cash Flow Ratio
	<1.00 to 1.0	>1.00 to 1.0 to <1.50 to 1.0	>1.50 to 1.0 to <2.00 to 1.0	>2.00 to 1.0 to <2.50 to 1.0	>2.50 to 1.0 to <3.00 to 1.0	>3.00 to 1.0 to <3.50 to 1.0	>3.50 to 1.0
Prime Loans and U.S. Base Rate Loans	225 bps	250 bps	275 bps	300 bps	337.5 bps	375 bps	425 bps
Bankers' Acceptances (acceptance fees)	325 bps	350 bps	375 bps	400 bps	437.5 bps	475 bps	525 bps
Libor Loans	325 bps	350 bps	375 bps	400 bps	437.5 bps	475 bps	525 bps
Letters of Credit	325 bps	350 bps	375 bps	400 bps	437.5 bps	475 bps	525 bps

provided that during the Term Period of any Lender, the above Margins shall increase by 50 bps in all cases;

(d)	amending the definition of "Maturity Date" by deleting the reference to "366 days" and substituting "1 day";
(e)	inserting the following definition of "Maximum Swap Indebtedness" immediately after the definition of "Maturity Date":

"Maximum Swap Indebtedness" has the meaning ascribed to that term in Section 3.18(b);

(f)	amending the definition of "Net Borrowing Base" by deleting the reference to "Cdn. $500,000,000" and substituting "Cdn. $383,000,000";
(g)	amending the definition of "Permitted Dispositions" by deleting paragraph (d) thereof in its entirety and substituting the following:

sales or dispositions of P&NG Rights, Miscellaneous Interests and Tangibles since the most recent redetermination of the Net Borrowing Base if the P&NG Rights and Tangibles so sold or disposed of in such period by the Borrower and the Borrowing Base Subsidiaries have an aggregate fair market value or are disposed of for aggregate consideration not exceeding 5% of the Net Borrowing Base in the aggregate for all such transactions;

(h)	inserting the following definition of "Priority Amount" immediately after the definition of "Principal Outstandings":

"Priority Amount" has the meaning provided for by, and is calculated in accordance with, the provisions of Section 3.18(b);

(i)	amending the definition of "Production Facility Amount" by deleting the reference to "Cdn. $470,000,000" and substituting "Cdn. $353,000,000";
(j)	amending the definition of "Standby Fee Rate" by deleting the same in its entirety and substituting following:

"Standby Fee Rate" means, at any time, the rate, expressed as a rate per annum based on a year of three hundred and sixty-five (365) days, as set out in the following table opposite the applicable Consolidated Debt to Cash Flow Ratio from time to time:

Consolidated Debt to Cash Flow Ratio
	<1.00 to 1.0	>1.00 to 1.0 to <1.50 to 1.0	>1.50 to 1.0 to <2.00 to 1.0	>2.00 to 1.0 to <2.50 to 1.0	>2.50 to <3.00 to 1.0	>3.00 to <3.50 to 1.0	>3.50 to 1.0
Standby Fee Rate	97.5 bps	105 bps	112.5 bps	120 bps	131.25 bps	142.5 bps	157.5 bps

(k)	amending the definition of "Term Date" by deleting the reference to "July 2, 2009" and substituting "July 1, 2010";
(l)	amending the definition of "Total Commitment" by deleting the reference to "$500,000,000" and substituting "Cdn. $383,000,000"; and

(m)

amending the definition of "US Base Rate" by deleting the "and" after paragraph (a) thereof, inserting "and" at the end of paragraph (b) thereof, and inserting the following immediately after paragraph (b):

(c)	Libor for a Libor Interest Period of one month on such day (or if such day is not a Banking Day, Libor in effect on the immediately preceding Banking Day) plus 100 bps,

provided that if all such rates are equal or if such Federal Funds Rate and such Libor are unavailable for any reason on the date of determination, the "US Base Rate" shall be the rate specified in (a) above;

3.2       Section 2.1(p) of the Credit Agreement is amended by deleting the reference to "July 2, 2008" and substituting "July 2, 2009", deleting the reference to "Stylus and WIN," and inserting "and" immediately before the reference to "Holdco".

3.3       Section 2.1(w) of the Credit Agreement is amended by deleting the reference to "July 2, 2008" and substituting "July 2, 2009", deleting the reference to "Stylus and WIN," and inserting "and" immediately before the reference to "Finco".

3.4	Section 2.1(aa) of the Credit Agreement is deleted in its entirety.

3.5       Section 3.3(a) of the Credit Agreement is amended by deleting the reference to "3.3(e)" and substituting "3.3(f)".

3.6       Section 3.3 of the Credit Agreement is amended by inserting the following new Section 3.3(a.1) immediately after Section 3.3(a):

Semi-Annual Redetermination of Borrowing Base: Prior to November 15, 2009 with an effective date not earlier than September 30, 2009, the Borrower shall furnish to the Agent (for distribution to the Lenders) internally generated engineering information or, if requested by the Majority Lenders pursuant to Section 3.1(f), an Engineering Report and all Lenders shall, by December 31, 2009, make a redetermination of the Borrowing Base and Net Borrowing Base in their sole discretion.

3.7       Sections 3.3(b), (c) and (h) of the Credit Agreement are each amended by deleting the reference to "the Lenders holding at least 80% of the Total Commitment" and substituting "all Lenders".

3.8       Section 3.3(d) of the Credit Agreement is amended by deleting the reference to "The Lenders holding at least 80% of the Total Commitment" and substituting "All Lenders".

3.9       Section 3.3(e) of the Credit Agreement is amended by deleting the same and substituting the following:

Borrowing Base and Net Borrowing Base: The Borrowing Base as at July 2, 2009 shall be Cdn. $483,000,000 and the Net Borrowing Base as at July 2, 2009 shall be Cdn. $383,000,000.

3.10     Section 3.3(j) of the Credit Agreement is amended by deleting the same and substituting the following:

Redetermination Conclusive: Any redetermination by the Lenders of the Borrowing Base or the Net Borrowing Base under this Section 3.3 shall be final, binding and conclusive.

3.11     Section 3.18(b) of the Credit Agreement is amended by deleting the same and substituting the following:

Secured Obligations: The parties agree that the Swap Indebtedness of the Borrower and the Borrowing Base Subsidiaries to the Swap Lenders, up to a maximum amount equal to the aggregate Swap Indebtedness under Lender Swaps which the Borrower or the applicable Borrowing Base Subsidiary entered into at a time when there was no Default, Event of Default or Borrowing Base Shortfall outstanding (the "Maximum Swap Indebtedness"), shall be secured by the Security on a pari passu basis and shall rank pari passu with the Production Indebtedness, the MasterCard Indebtedness and the Working Capital Indebtedness (collectively such equal ranking Indebtedness called the "First Ranking Indebtedness"). The amount of Swap Indebtedness outstanding to any Swap Lender so entitled to share in the Security (in the case of each Lender, its "Priority Amount") at any time shall be determined by the Agent in conjunction with such Lender, being the maximum contingent exposure of such Swap Lender in connection with each Swap as estimated by the Agent on a Mark-to-Market basis in accordance with the Agent's standard practices. The Priority Amount for any Swap Lender shall be calculated by the Agent, starting with the first Swap entered into by the Borrower or applicable Borrowing Base Subsidiary with any Swap Lender, which is still subsisting on the date such determination is made, and so on chronologically with each subsequent Swap entered into with a Swap Lender, which is still subsisting, until the Maximum Swap Indebtedness is reached.

Notwithstanding the foregoing, the Priority Amount of any Swap Lender shall include amounts in excess of the Priority Amount calculated by the Agent as aforesaid if, in respect of any Transaction under a Lender Swap where the Swap Indebtedness thereunder would otherwise be disqualified as First Ranking Indebtedness, the Swap Lender at the time the applicable Transaction was entered into obtained, in the applicable Confirmation, a bona fide representation and warranty from the applicable counterparty that the Lender Swap to which such Transaction is applicable would, on the date of such Transaction and taking into account all prior Transactions thereunder, constitute a Permitted Swap. All Swap Indebtedness of the Borrower or applicable Borrowing Base Subsidiary to any Swap Lender, other than the Priority Amount as provided for by this Section 3.18(b) shall rank junior and be subordinate in every respect to the First Ranking Indebtedness.

Each Swap Lender shall, from time to time upon request of the Agent, provide the Agent with details as to all outstanding Lender Swaps entered into by it and any related information as may be reasonably required by the Agent in order for it to perform the calculations required by this Agreement.

3.12	Section 5.6 of the Credit Agreement is amended by:
(a)	deleting the reference in Section 5.6(a) to "Prime Rate" and substituting "the interest rate applicable to Prime Loans from time to time hereunder"; and
(b)	deleting the reference in Section 5.6(b) to "US Base Rate" and substituting "the interest rate applicable to US Base Rate Loans from time to time hereunder"

3.13     Section 6.1 of the Credit Agreement is amended by deleting the entire phrase after paragraph (f) thereof and substituting the following:

provided however that all Swap Indebtedness of the Borrower or any Borrowing Base Subsidiary to any Swap Lender, other than the Priority Amount, shall be subordinated with respect to priority of security and realization in respect of the Security to the prior indefeasible payment and satisfaction in full of all First Ranking Indebtedness. Enforcement of the Security for Swap Indebtedness in excess of the Priority Amounts shall be subordinated and postponed to enforcement for and collection of all of the foregoing amounts.

3.14     Section 9.1(m) of the Credit Agreement is amended by deleting the "and" after Section 9.1(m)(xii), deleting the period at the end of Section 9.1(m)(xiii) and substituting "; and" and adding the following new Section 9.1(m)(xiv):

(xiv)	the details of any proposed transaction which, if completed, would result in a change of control of the Borrower contemplated by Section 10.1(h);

3.15     Section 9.1 of the Credit Agreement is amended by deleting the "and" after Section 9.1(w), deleting the period at the end of Section 9.1(x) and substituting "; and" and adding the following new Section 9.1(y):

Lender Commodity Swap Program: the Borrower shall engage in prudent risk management practices by entering into Lender Swaps which are Commodity Swaps such that: (i) at any time, the aggregate amount of Petroleum Substances subject to all such Commodity Swaps in place are not less than in the aggregate, on a barrels per day basis (expressed with respect to natural gas and natural gas liquids on a barrel of oil equivalent basis in accordance with the Agent's usual practice acting reasonably) 33.33% of the aggregate barrel per day production of the Borrower and the Borrowing Base Subsidiaries for the Fiscal Quarter most recently ended, as adjusted for acquisitions, such adjustment to be approved by the Agent, acting reasonably, (ii) each such Commodity Swap shall have a termination date not earlier than March 31, 2010, and (iii) the Borrower shall use commercially best efforts to allocate such Lender Swaps equally among the Lenders.

3.16     Section 9.2(h) of the Credit Agreement is amended by deleting subparagraph (i) thereof in its entirety and substituting the following:

any Commodity Swap, if at the time of entering into such Commodity Swap, the amount of Petroleum Substances subject to such Commodity Swap, together with all other Commodity Swaps then in place, would exceed in the aggregate, on a barrels per day basis (expressed with respect to natural gas and natural gas liquids on a barrel of oil equivalent basis in accordance with the Agent's usual practice acting reasonably):

(A)

if entered into prior to March 31, 2010 and provided that such Commodity Swap has a termination date not later than March 31, 2010, 60% of the average aggregate barrel per day forecasted production of the Borrower and the Borrowing Base Subsidiaries for the then current Fiscal Quarter; or

(B)	if entered into on or after March 31, 2010, 50% of the average aggregate barrel per day production of the Borrower and the Borrowing Base Subsidiaries for the Fiscal Quarter most recently ended,

in each case, as adjusted for acquisitions, such adjustment to be approved by the Agent, acting reasonably;

4.	Other Amendments to Credit Agreement

The Credit Agreement is further amended as follows:

4.1       The signature pages of the Credit Agreement shall be amended with respect to the Commitment, Production Facility Commitment and Working Capital Commitment of each Lender such that their respective Commitments, Production Facility Commitments and Working Capital Commitment shall become as follows:

Lender	Commitment	Production Facility Commitment	Working Capital Commitment
Bank of Montreal	Cdn. $135,500,000	Cdn. $105,500,000	Cdn. $30,000,000

The Bank of Nova Scotia	Cdn. $112,000,000	Cdn. $112,000,000	nil
The Toronto-Dominion Bank	Cdn. $88,750,000	Cdn. $88,750,000	nil
Société Générale (Canada Branch)	Cdn. $46,750,000	Cdn. $46,750,000	nil
Total	Cdn. $383,000,000	Cdn. $353,000,000	Cdn. $30,000,000
5.	Consent to Asset Disposition

The Lenders hereby consent to the sale by the Borrower or Compton Petroleum, as applicable, of Oil & Gas Properties located in the Cynthia area of Alberta as more particularly described in the Oil and Gas Asset Purchase Agreement dated as of June 5, 2009 between the Borrower, Compton Petroleum and Spartan Exploration Ltd. (the "Asset Sale") at any time subsequent hereto when there is no Default or Event of Default outstanding. The Asset Sale, when effected at any such time shall be a Permitted Disposition for purposes of the Credit Agreement notwithstanding (i) the aggregate amount of P&NG Rights and Tangibles so disposed of since the most recent redetermination of the Net Borrowing Base in the aggregate for all such transactions may exceed 5% of the Net Borrowing Base, or (ii) may result in aggregate Tangibles disposed of in any 12 month period to exceed $10,000,000. For greater certainty, the completion of the Asset Sale shall not require a redetermination of the Borrowing Base and Net Borrowing Base, nor any reduction of the Total Commitment, as a condition precedent thereto nor as a result thereof, and for the purposes of calculating the applicable thresholds under paragraphs (d) or (e) of the definition of Permitted Disposition, the fair market value of the assets disposed of, or aggregate consideration received, in any Asset Sale shall not be required to be included in calculations applicable to any other sales or dispositions of P&NG Rights, Miscellaneous Interests or Tangibles.

6.	Representations and Warranties

The Borrower hereby represents and warrants to and in favour of the Agent and the Lenders that:

(a)

this Second Amending Agreement has been duly authorized, executed and delivered by the Borrower and each of the Borrowing Base Subsidiaries as set out on the signature pages hereof and constitutes a legal, valid and binding obligation of the Borrower and each of such Borrowing Base Subsidiaries, enforceable in accordance with its terms except as enforceability may be limited by general principles of equity and by bankruptcy, insolvency, reorganization or similar laws affecting creditor's rights generally;

(b)	the execution, delivery and performance by the Borrower and the Borrowing Base Subsidiaries of this Second Amending Agreement and the Credit Agreement as amended hereby:
(i)	does not and will not violate, as applicable, its articles, by-laws or other governing documents with respect to it;
(ii)	does not require any Governmental Action, licence, consent or approval of or notice to or filing with any Governmental Authority other than such as have been obtained;

(iii)	does not and will not contravene any presently existing provision of Applicable Law or any Governmental Action applicable to it or any of its properties or assets; and
(iv)	does not require any consent under and does not and will not breach or cause any default under the Senior Unsecured Note Documents;
(c)	no Default or Event of Default has occurred which is continuing;
(d)	all of the representations and warranties contained in the Credit Agreement, as amended by this Second Amending Agreement, are true and correct as of the date hereof; and
(e)	as of the last day of March, 2009 (being the last day of the Fiscal Quarter for which internal financial statements are available immediately preceding the effective date hereof):
(i)	the sum of CDN$150,000,000 plus 25% of "Adjusted Consolidated Net Tangible Assets" (as defined in the 2005 Senior Unsecured Note Agreement) was not less than CDN$392,264,000; and
(ii)	the "Fixed Charge Coverage Ratio" (as defined in the 2005 Senior Unsecured Note Agreement) was not less than 2.5 to 1.0.
7.	Conditions Precedent

This Second Amending Agreement shall become effective as of July 2, 2009 upon the following conditions being satisfied:

(a)	the representations and warranties contained in Section 6 hereof are true and correct as of such time;
(b)	the Agent has received, in form and substance satisfactory to the Lenders, the following:
(i)

a Borrowing Notice requesting Accommodations in an aggregate amount sufficient to repay all Outstandings owing to JPMorgan Chase Bank, N.A., Toronto Branch, Morgan Stanley Senior Funding (Nova Scotia) Co. and Credit Suisse, Toronto Branch on July 2, 2009, in their capacities as Non-Agreeing Lenders immediately before the effectiveness of this Second Amending Agreement (the "Non-Agreeing Debt");

(ii)	a duly executed copy of this Second Amending Agreement;
(iii)

a certificate of status or trade name(partnership search, as applicable, in respect of the Borrower and each Borrowing Base Subsidiary issued under the laws of the provinces in which any of them carries on any material business;

(iv)

an officer's certificate from the Borrower and each Borrowing Base Subsidiary certifying as to, inter alia, (A) any changes to its articles, by-laws or partnership agreement, as applicable, (B) incumbency of signing officers, and (C) in the case of the Borrower and each Borrowing Base Subsidiary that is a corporation, a director's resolution with respect to this Second Amending Agreement and in the case of each Borrowing Base Subsidiary that is a partnership, a certified copy of a resolution of the partners thereof with respect to this Second Amending Agreement; and

(v)

an opinion of Stikeman Elliott LLP, counsel to the Borrower and each of the Borrowing Base Subsidiaries, addressed to the Lenders and the Agent relating to the authorization, execution, delivery and enforceability of this Second Amending Agreement; and

(c)	payment of all agency, increased commitment, extension, arrangement and legal fees of the Agent, each Lender and their counsel then due.
8.	Miscellaneous
(a)	The Borrower acknowledges that nothing contained herein shall in any manner constitute a waiver of, or consent to, any existing Default or Event of Default.
(b)	Save and except as amended aforesaid, the Credit Agreement remains in full force and effect and unamended.
(c)

For the purposes of the Credit Agreement, this Second Amending Agreement shall be read together with the Credit Agreement as one instrument, and this Second Amending Agreement shall also constitute a Loan Document.

(d)	This Second Amending Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta.
(e)

This Second Amending Agreement may be executed in any number of counterparts, by facsimile and by different parties and separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

[signature page follows]

IN WITNESS WHEREOF the parties hereto have caused this Second Amending Agreement to be duly executed as of the 2nd day of July, 2009.

COMPTON PETROLEUM CORPORATION
Per:
Name: C.W. Leigh Cassidy Title: Vice President, Finance and Chief Financial Officer

BANK OF MONTREAL, as Lender		BANK OF MONTREAL, as Agent
Per:	/	Per:
	Name: John M. Cook Title: Director		Name: John M. Cook Title: Director

THE TORONTO-DOMINION BANK, as Lender
Per:
Name: Michael J. Collins Title: Managing Director

Per:
Name: Clark Terriff Title: Vice President and Director

W:\065441\0002\2009\Second Amending Agreement (Execution Copy).doc

SOCIÉTÉ GÉNÉRALE (CANADA BRANCH), as Lender
Per:
Name: Title:

Per:
Name: Title:

THE BANK OF NOVA SCOTIA, as Lender
Per:
Name: Andrew Kellock Title: Director

Per:
Name: Stacey Strike Title: Director

Consent and Agreement of Guarantors:

Each of Hornet Energy Ltd., Compton Petroleum, Compton Petroleum Finance Corporation and Compton Petroleum Holdings Corporation, as the Guarantors pursuant to Subsidiary Guarantees of the obligations of the Borrower to the Lenders, hereby consents and agrees to the terms of this Second Amending Agreement, acknowledges and confirms the representations and warranties applicable to it in this Second Amending Agreement, acknowledges that its Subsidiary Guarantee remains in full force and effect and unamended, acknowledges that nothing contained in this Second Amending Agreement shall in any manner constitute a waiver of, or consent to, any existing Default or Event of Default, and each undertakes and agrees to take all such actions as may be required of it to give effect to and cause the performance of the terms and conditions of this Second Amending Agreement.

Dated as of July 2, 2009.
Hornet Energy Ltd.	Compton Petroleum, by its Managing Partner, Compton Petroleum Corporation

By:	By:
Name: C.W. Leigh Cassidy	Name: C.W. Leigh Cassidy
Title: Vice President, Finance and Chief Financial Officer	Title: Vice President, Finance and Chief Financial Officer
Compton Petroleum Finance Corporation	Compton Petroleum Holdings Corporation

By:	By:
Name: C.W. Leigh Cassidy	Name: C.W. Leigh Cassidy
Title: Vice President, Finance and Chief Financial Officer	Title: Vice President, Finance and Chief Financial Officer